U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[X] Form 10-KSB;[ ] Form 20-F;[ ] Form 11-K;[ ] Form 10-QSB;[ ] Form N-SAR

     For Period Ended:                                    December 31, 2001

     [ ]Transition Report on Form 10-K                    SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                       0-24259
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

Part I--Registrant Information
______________________________________________________________________________

   Full Name of Registrant:           AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.
   Former Name if Applicable:
   Address of Principal Executive
       Office (Street and Number):    1304 Avenue L
       City, State & Zip Code         Cisco, TX 76437
______________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
______________________________________________________________________________

Part III--Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company's primary assets are located in Australia. Requests for verifying data by our auditor were forwarded to Australia on a timely basis. Responses from Australia to those requests were delayed for reasons unknown to the Company and have only been received in the last week of March. Our auditor has informed us that such timing will not allow them to complete their auditing procedures with the application of due professional care to the presentation. The delay has resulted in insufficient time for our independent accountants to finalize their audit of our financial statementsin order for us to be able to file our annual report by the 90 day due date.

    Completion of the filing is fully expected to occur within the fifteen day extension created through this notification.

______________________________________________________________________________

Part IV--Other Information
______________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:     Robert Kamon          (254) 442-2638

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 29, 2002                  By: /s/  ROBERT KAMON
                                            Robert Kamon, Secretary and
                                            Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
______________________________________________________________________________

                         Robert Early & Company, P.C.
                         2500 S. Willis, Suite 200
                             Abilene, TX  79605
                               (915) 691-5790



March 28, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  Australian-Canadian Oil Royalties, Ltd.
     SEC File # 0-24259


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of
Part II of Form 12b-25.

We are the independent auditors of Australian-Canadian Oil Royalties, Ltd. and have been engaged to audit its financial statements for the year ended December 31, 2001. The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual report on Form 10-KSB for the year ended December 31, 2001 because our firm has not yet completed its audit of the financial statements of the Registrant for such period.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have been delayed in the completion of our audit procedures regarding the Registrant's financial statements and supporting documentation and have been thus delayed in the completion of our audit of those statements.

Very truly yours,


/s/ Robert Early & Company, P.C.
ROBERT EARLY & COMPANY, P.C.